[AMERICAN PACIFIC CORPORATION LETTERHEAD]


                                                                 August 16, 1999


To Our Stockholders:

         Your Board of Directors has recently declared a dividend of Preference Share Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). This letter describes the Plan and the reasons of the Company's Board of Directors (the "Board") for adopting it. We have enclosed with this letter a summary description of the principal features of the Plan.

         The Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         Over 2,000 companies, including approximately 60% of the Fortune 500 companies, have issued rights to protect their stockholders against these tactics. We consider the Plan to be the best available means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

         The Rights are not intended to prevent a takeover of the Company and will not do so. However, they should deter any attempt to acquire the Company in a manner or on terms not approved by the Board. The Rights are designed to deal with the very serious problem of another person or company using abusive tactics to deprive the Company's Board and its stockholders of any real opportunity to determine the destiny of the Company.

         The Rights may be redeemed by the Board for $.001 per Right prior to the accumulation, through open-market purchases, a tender offer or otherwise, of 20% or more of the Company's shares by a single acquiror or group, and for a period of ten days (subject to extension for up to ten additional days) thereafter. Because of the redemption feature, the Rights should not interfere with any merger or business combination approved by the Board prior to that time.

         The Board believes that the issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can presently trade the Company's shares. As explained in detail in the Summary of Rights delivered herewith, the Rights will only be exercisable if and when a problem arises with which they were created to deal. They will then operate to protect you against being deprived of your right to share in the full measure of your Company's long-term potential.

         The Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without any protection against unfair treatment by an acquiror, who, after all, is seeking his own advantage, not yours. The Board believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate governance and policy.

         While, as noted above, the distribution of the Rights will not be taxable to you or the Company, stockholders may recognize taxable income upon the occurrence of certain subsequent events.

         In declaring the Rights dividend, we have expressed our confidence in the future of the Company and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

                                           The Board of Directors of
                                           American Pacific Corporation


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